February 25, 2008

Via EDGAR and Facsimile (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	BPW Acquisition Corp. Registration Statement on Form F-1 File No. 333-147439

Ladies and Gentlemen:

BPW Acquisition Corp., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to become effective on February 26, 2008 at 4:00 p.m. (NYT) or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (212) 287-3310 or Mark Zvonkovic at Akin Gump Strauss Hauer & Feld LLP at (212) 872-8008.

Very truly yours,
BPW Acquisition Corp.
/s/ RICHARD J. JENSEN
Richard J. Jensen Senior Vice President and Secretary, BPW Acquisition Corp.